SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                        The Securities Exchange Act 1934

                Report on Form 6-K for the month of December 2002
                                                   ---------

                  Hellenic Telecommunications Organization S.A.
                 (Translation of Registrant's name into English)

                               99 Kifissias Avenue
                              GR 15181 Amaroussion
                                 Athens, Greece
                    (Address of Principal Executive Offices)

    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                             Form 20-F _x_ Form 40-F

  (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
                Commission pursuant to Rule 12g3-2(b) under the
                       Securities Exchange Act of 1934.)

                                 Yes ___ No ____


Enclosures:

1. Press release dated 6 December 2002

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   Hellenic Telecommunications Organization S.A.


Date:  06 December 2002                   By: /s/ Dimitris Kouvatos
                                             ----------------------
                                          Name: Dimitris Kouvatos
                                          Title: Chief Financial Officer

                        OTE ANNOUNCES REDUCED CALL RATES
                         TO CELEBRATE THE HOLIDAY SEASON

                Initiative in support of Company's transformation
                      into a customer-driven organization

ATHENS, Greece--(BUSINESS WIRE)--Dec. 5, 2002 - Hellenic Telecommunications Organization SA (ASE: HTO, NYSE: OTE), the Greek full-service telecommunications provider, today announced that it will offer special reduced-rate calls for the Christmas to New Year period.

From December 25, 2002 through January 1, 2003 inclusive, national call tariffs will be reduced by over 50%, to (euro)0.026 per minute for all calls made from fixed lines anywhere in Greece.

Announcing the special promotion, Soula Evans, General Director for Business and Residential Customers, said: "We are delighted to offer for the first time a festive package to our customers. This holiday season our customers will enjoy calling their friends and family all over Greece at the price of a local call. This program underscores our ability to keep transforming OTE to a customer-centric company. "

Both long and short calls will be priced at local rates. A 10-minute call will cost only 26 cents ((euro)0.26), a 60% discount from standard rates, while a 30-minute call will cost less than a euro, at (euro)0.78. Examples of savings are as follows:

-------------------------- ----------------------- ---------------
                            OFFER                     SAVING %
-------------------------- ----------------------- ---------------
1 MINUTE                   (EURO)0.026                  -67%
-------------------------- ----------------------- ---------------
5 MINUTES                  (EURO)0.13                   -62%
-------------------------- ----------------------- ---------------
10 MINUTES                 (EURO)0.26                   -60%
-------------------------- ----------------------- ---------------
30 MINUTES                 (EURO)0.78                   -59%
-------------------------- ----------------------- ---------------

All business and residential customers will benefit as OTE increases the time allowed for each unit of (euro)0.026 to 60 seconds for national long distance calls. All other call types, such as international calls or calls to mobiles, are not included in this offer.

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About OTE

OTE is a provider of public, fixed switch domestic and international telephony services in Greece. With local, long distance and international communications services in addition to mobile telephony, internet services, and high-speed data communications, OTE provides consumers and businesses the ability to communicate globally through its extensive network infrastructure. In addition, OTE has a number of International investments in the South East European region and addresses a potential customer base of 60 million people.

Listed on the Athens Stock Exchange, the company trades under the ticker HTO as well as on the New York Stock Exchange under the ticker OTE. In the U.S., OTE's American Depository Receipts (ADR's) represents 1/2 ordinary share.

Additional Information is also available on http://www.ote.gr.
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Contacts:
OTE:              George Rallis - Investor Relations Officer,
                   Tel: +30 210 611 5888; email: grallis@ote.gr
                  Kostas Bratsikas - Investor Relations
                   Tel: +30 210 611 1428; email: brakon@ote.gr
Taylor Rafferty:  London: +44 20 7936 0400, New York: +1 212-889-4350;
                   email: ote@taylor-rafferty.com
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Forward-looking statement
Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 2001 filed with the SEC on July 15, 2002.